Wyndham Worldwide Corporation

22 Sylvan Way

Parsippany, New Jersey 07054

(973) 753-6000 telephone

(973) 753-6545 facsimile

www.wyndhamworldwide.com

March 20, 2017

VIA EDGAR

Daniel L. Gordon

Senior Assistant Chief Accountant

Office of Real Estate & Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Wyndham Worldwide Corporation

Form 10-K for the year ended December 31, 2016

Filed February 17, 2017

File No. 001-32876

Dear Mr. Gordon,

On behalf of Wyndham Worldwide Corporation (the “Company”, “we” and “our”), we transmit herewith for consideration by the staff of the Securities and Exchange Commission (the “Staff”) our response to the comments issued in a comment letter dated March 9, 2017 (the “Comment Letter”) relating to our Form 10-K for the year ended December 31, 2016 filed by the Company on February 17, 2017. For ease of reference and to facilitate the Staff’s review, the heading and numbered paragraph of this letter correspond to the heading and paragraph number contained in the Comment Letter, and we have reproduced the text of the Staff’s comment in bold.

We are available at your convenience to discuss these matters with you.

Item 7. Management’s discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 44

1.              We note that your reconciliation of EBITDA starts with the non-GAAP measure and reconciles to the GAAP measure (net income). In future filings please revise your presentation to start with the GAAP measure so that the GAAP measure is presented with equal or greater prominence. This comment also applies to any non-GAAP measures presented in an earnings release. Refer to Question 102.10 of the Compliance and Disclosure Interpretations.

RESPONSE:

We respectfully acknowledge the Staff’s comment and will revise our reconciliation tables to start with the GAAP measure and reconcile to the non-GAAP measure in all future filings and earnings releases.

* * * * *

Please contact me should you require further information or have any questions.

Very truly yours,

/s/ Thomas G. Conforti
Thomas G. Conforti
Chief Financial Officer
Wyndham Worldwide Corporation